United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2017

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On December 4, 2017, GW Pharmaceuticals plc (the “Company”) issued a press release announcing its fourth quarter and fiscal year-end 2017 financial results and operational progress and details of a conference call to be held at 7:30 a.m. EST on December 4, 2017 to discuss the results and operational progress. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

The Company posted presentations at the American Epilepsy Society (AES) annual meeting held in Washington, D.C. from December 1 to December 5, 2017 with data from pivotal trials, the Company’s expanded access program and non-clinical research. There were 25 presentations, 22 of which were authored by the Company. Additionally, on December 4, 2017, the Company is hosting a scientific exhibit that covers all of the data presented over the course of the AES meeting. The presentation materials are attached as Exhibit 99.2 and are incorporated by reference herein.

The information contained in Exhibits 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

Exhibits

99.1 Press Release dated December 4, 2017

99.2 Presentation Materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Secretary

Date: December 4, 2017